

Mail Stop 4628

October 19, 2016

Via E-Mail
Jack F. Harper
Executive Vice President, Chief Financial Officer
Concho Resources Inc.
One Concho Center
600 West Illinois Avenue
Midland, Texas 79701

> **Re:** **Concho Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **Form 8-K**
> **Filed August 2, 2016**
> **Response Dated July 28, 2016**
> **File No. 1-33615**

Dear Mr. Harper:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Properties, page 37

Proved Undeveloped Reserves, page 40

1.   Your response to prior comment number one from our letter dated July 21, 2016 indicates that future development costs subsequent to year 2020 relate to the completion costs of wells that are scheduled to be drilled but where the completion and conversion of the

        related proved undeveloped reserves to developed status will not occur within five years of initial disclosure.

        Please provide us with the net quantities of proved undeveloped reserves, in addition to those identified in your response dated June 30, 2016, for any other such wells.

2.   Please clarify for us the extent to which there have been any events subsequent to December 31, 2015 that would materially impact the development plan and schedule relating to the drilling and completion of the proved undeveloped reserves disclosed as of December 31, 2015.

Form 8-K Filed August 2, 2016

Exhibit 99.1 Earnings Release

Reconciliation of Net Loss to Adjusted Net Income and Adjusted Earnings Per Share

3.   We note that you present adjusted earnings per share of common stock. Please note that non-GAAP per share performance measures should be reconciled to GAAP earnings per share pursuant to the updated Compliance and Disclosure Interpretation 102.05 issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact me at (202) 551-3745 with any other questions.

                                     Sincerely,

                                     /s/H. Roger Schwall

                                     H. Roger Schwall
                                     Assistant Director
                                     Office of Natural Resources